July 19, 2011

VIA EDGAR

Mr. James E. O'Connor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File Nos. 333-152796 and 811-22225) ("TEI Institutional");
Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (File Nos. 333-152795 and 811-22224) ("Multi-Strategy Institutional");
Robeco-Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-154909 and 811-21778) ("Multi-Strategy");
Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (File Nos. 333-164095 and 811-22377) ("TEI"); and
Robeco-Sage Triton Fund, L.L.C. (File Nos. 333-165950 and 811-21472) ("Triton")

Dear Mr. O'Connor:

Set forth below are each of the above-referenced fund's (each, a "Fund") responses to comments received from you in connection with each Fund's most recent Post-Effective Amendment to its Registration Statement on Form N-2 (the "Registration Statement"), each filed with the Commission on June 22, 2011.  Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.
(For Triton and TEI Institutional only)  Please include additional disclosure that the Fund will remain a partnership for federal tax purposes but that following the Reorganization, Robeco-Sage Multi-Strategy Master Fund, L.L.C., into which the Fund will invest substantially all of its assets, intends to operate in a manner to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code.

The requested disclosure has been added.

July 19, 2011

2.
(For all Funds) Please clarify supplementally the statement that the "Adviser is authorized, subject to the approval of the Board of Managers and Members, to retain one or more other organizations, including its affiliates, to provide any or all of the services required to be provided by the Adviser to the Fund or to assist in providing these services."  Please explain whether the Adviser's retention of a sub-adviser as contemplated by this statement is authorized by the Advisory Agreement.   Please also state whether the Fund has a manager-of-managers order.

Consistent with the Investment Company Act of 1940 (the "1940 Act"), the Advisory Agreement specifically allows for the Adviser's retention of a sub-adviser.  However, the Advisory Agreement makes clear that such retention would be subject to the approval of the Fund's Board of Managers and Members as may be required to comply with the applicable provisions of the 1940 Act.  The Fund does not have a manager-of-managers order.

3.	(For Triton and TEI Institutional only) Please update the language in the "Investor Eligibility" section of the prospectus to explain the effect of the Reorganization on non-U.S. investors.

Language has been added to the "Investor Eligibility" section stating that non-U.S. persons should reference the "Tax Aspects" disclosure in the prospectus for information regarding the tax impact of the Reorganization.  The "Tax Aspects" section provides disclosure regarding the fact that non-U.S. investors in the Fund will generally be subject to a federal income tax of 30% on distributions from Multi-Strategy Master Fund of investment company taxable income.

4.
(For all Funds)  Please reconcile the statements in the footnotes to the Fee Table to make clear that the expenses in the Fee Table are calculated based on the Fund's actual net assets as of March 31, 2011 and based on fees and expenses of the Portfolio Funds in which the Master Fund is already invested.

The disclosure has been revised as requested.

5.	(For TEI only) Please clarify in footnote 5 to the Fee Table that the Expense Limitation Agreement for the Fund will be terminated upon the Reorganization.

The requested clarification has been added.

6.
(For all Funds) Please inform us about the extent to which the Fund is invested in Portfolio Funds that have "side pocket" arrangements.  Does the Fund limit investments in such funds?  Is risk disclosure about the Fund's investments in Portfolio Funds with such arrangements (e.g., valuation and illiquidity risk)?

The Fund has an immaterial exposure to side pockets, which is reflected in the Master Fund's Consolidated Schedule of Investments, dated March 31, 2011 and included with the Fund's filing on Form N-CSR on June 9, 2011.  Given this immaterial exposure, we believe that no additional disclosure is warranted.

July 19, 2011

In addition to the foregoing, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen